EXHIBIT 99.1

Caledonia Mining Corporation Plc Resource Upgrade at the Blanket Mine, Zimbabwe

ST HELIER, Jersey, Sept. 20, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) is pleased to announce an upgrade to the resource base at its 49 per cent1 owned subsidiary, the Blanket Mine in Zimbabwe (“Blanket”).

Based on development and diamond core drilling that has been completed up to the end of July 2018 and combined with improvements to the geological model, the total Measured and Indicated gold ounces at Blanket mine have increased by 13 per cent from 714,000 ounces, in August 2017, to 805,000 ounces, as at July 2018. Total Measured and Indicated resources now stand at 6.74 million tonnes at a grade of 3.72 grammes per tonne (“g/t”).

Inferred gold resources at Blanket have been increased by nine per cent from 887,000 ounces, in August 2017, to 963,000 ounces, as at July 2018. Total Inferred resources now stand at 6.63 million tonnes at a grade of 4.52g/t.

The upgrade has resulted in a modest decline in the average grade of the resources in the Indicated and Inferred categories as a result of additional infill drilling data, improvements in the definition of the geological models, additional lower grade resources in peripheral areas, and upward movements of resources between categories. However, the average resource grade remains well above the current mill feed grade of 3.3g/t. Caledonia expects the mined grade to trend upwards over time as higher-grade resources are accessed at depth.

The increase in Measured and Indicated resources has increased the Proven reserves and Indicated resources that may be used in the life of mine plan by 10 per cent from 4.52 million tonnes used for the Technical Report published in December 2017, to 4.98 million tonnes currently.

The resource upgrade announced today marks the seventh successive year of sustained resource growth at Blanket mine. Blanket mine’s resources have grown by approximately 86 per cent since 2011 despite mining over 300,000 ounces over this period. Blanket mine’s resources have increased both in terms of Measured and Indicated as well as Inferred resources; see current totals in the following table.

Blanket Total Resources (effective 31 July 2018)
Resource Category	Tonnes (Mt)		Grade (g/t)		Contained Gold (koz)
	Aug 2017	Jul 2018	Aug 2017	Jul 2018	Aug 2017	Jul 2018	% change
Measured (M)	1.81	2.01	3.90	3.80	227	245	8%
Indicated (I)	3.81	4.73	3.98	3.68	488	560	15%
Total M&I	5.62	6.74	3.95	3.72	714	805	13%
Inferred	5.53	6.63	4.99	4.52	887	963	9%
All resources for Blanket are shown on a 100% basis, Caledonia owns 49% of Blanket

Commenting on the resource upgrade, Steve Curtis, Chief Executive Officer said:

“Today’s resource upgrade is yet another positive step in our journey as we invest for the long term future of Blanket. This upgrade takes our total resource endowment at the mine to almost 1.8 million ounces. We have increased total resources at Blanket by 86 per cent since 2011 in addition to mining over 300,000 ounces over this period. Whilst there is a small downward revision in grade, the grade of the ore body remains consistent with our expectations and continues to be well above the current mined grade at Blanket of 3.3g/t. The inferred resource in particular at a grade of 4.5g/t and the substantial increase in inferred resources at depth gives us confidence in the longer term potential of the mine. Today’s announcement is a testament to the efforts of our technical staff and it is very satisfying to see our investment in exploration continues to deliver results.

“The increase in the Measured and Indicated resource base of 13 per cent to 805,000 ounces is good news for the longer term life of mine plan at Blanket and underscores the overall confidence level in Blanket’s resources which is underpinned by the planned increases in cashflow and production as the investment in our Central Shaft comes to an end. Furthermore, the 9 per cent increase in the inferred resources at depth to 963,000 ounces shows the longer term potential of Blanket and gives us full confidence that the current Central Shaft project will set the mine up for many years into the future.

“I am confident that the life of mine will be further supplemented by resource additions and upgrades as a result of the increased exploration activity at Blanket in the future.”

Caledonia’s Qualified Person for the purposes of National Instrument 43-101, Mr Paul Matthews has reviewed and approved the information contained in this announcement that relates to mineral resources. Mr Matthews is a full-time employee of the Caledonia Group and has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Qualified Person as defined by National Instrument 43-101.

About Caledonia Mining

Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49 per cent interest in an operating gold mine in Zimbabwe (“Blanket”). In August 2018 Caledonia Mining announced that it had concluded an MOU to increase its shareholding in Blanket from 49 per cent to 64 per cent. Caledonia’s shares are listed on the NYSE American as “CMCL” and on the Toronto Stock Exchange as “CAL”; depository interests representing the Company’s shares are also admitted for trading on AIM of the London Stock Exchange plc.

At 30 June 2018, Caledonia had net cash of US $5.3 million. Blanket plans to increase production from 56,135 ounces in 2017 to approximately 80,000 ounces in 2021; Blanket’s target production for 2018 is between 55,000 and 59,000 ounces. Caledonia expects to publish its results for the quarter to 30 September 2018 on or about 14 November 2018.

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1 In August 2018 Caledonia Mining announced that it had concluded an MOU to increase its shareholding in Blanket from 49% to 64%